Alliance Media Group Holdings, Inc.

400 N Congress Avenue

Suite 130

West Palm Beach, FL 33401

July 20, 2012

By EDGAR Transmission and by USPS

Susan C. Block

Attorney-Advisor

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

Alliance Media Group Holdings, Inc.

Form S-1

Filed May 23, 2012

File No. 333-181633

Ladies and Gentlemen:

On behalf of Alliance Media Group Holdings, Inc. (the “Company”), we hereby submit the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated June 19, 2012, providing the Staff’s comments with respect to the above referenced report.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

U.S. Securities and Exchange Commission
July 20, 2012

•      If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•       If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

COMPANY RESPONSE

We have included the required disclosure regarding the JOBS Act on the cover page of our Prospectus.

We have also included the following in our disclosure:

•

A description of how and when our company may lose emerging growth company status;

•

We have briefly described the various exemptions that are available to us, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

We have stated our election to maintain a status as an “Emerging Growth Company” under the JOBS Act;

•

We have provided a risk factor and a statement in our critical accounting policies explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

2.

It appears the registration fee should be calculated by reference to Rule 457(a). Please revise footnote (1) to the fee table accordingly or explain the reference to Rule 457(e).

COMPANY RESPONSE

We have corrected the reference to Rule 457(a).

3.

It appears from your disclosure that you may be a shell company pursuant to Rule 405

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July 20, 2012

of the Securities Act. Please revise to disclose your status as a shell company or advise.

COMPANY RESPONSE

While technically the Company may fall within the definition of “shell company” set forth in Rule 405, the Company and its founders clearly do not exhibit any of the characteristics of the abuses which Rule 405 and Release # 33-8587 were intended to address. Specifically:

•

The Company has a specific business plan which it fully intends to pursue. This business plan has been in development for some time and the Company’s strategy for becoming a publicly-reporting company is to facilitate raising capital to pursue its business plan and to have stock which is subject to the public reporting requirements to potentially use in connection with the acquisition of rights to intellectual property which it can them develop as motion pictures.

•

The Company has never sought and has no intent to seek any merger partner or business combination transaction.

•

The founders of the Company have not placed any business assets in the Company with the intent to avoid classification as a “shell company”.

•

While the Company is a startup, development stage company, such status does not automatically imply that it is a shell company (see Release # 33-8869, below).

Footnote 32 to Release # 33-8587 provides the clearest insight into the rationale behind the designation of certain companies as “shell companies”:

“We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.”

None of the factors which are detailed in footnote 32 are present here.

U.S. Securities and Exchange Commission
July 20, 2012

The Commission further addressed this issue in Release # 33-8869, specifically in footnote 172:

“Rule 144(i) [the provision of Rule 144 related to shell companies] does not prohibit the resale of securities under Rule 144 that were not initially issued by a reporting or non-reporting shell company or an issuer that has been at any time previously such a company, even when the issuer is a reporting or non-reporting shell company at the time of sale. Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.” (emphasis added).

Notwithstanding the foregoing, and without acknowledging that the Company is a “shell company”, the Company has amended its disclosure to include a specific risk factor that the Company could be determined to be a “shell company” and to describe the implications of such status.

4.

We note your disclosure on the cover page that the initial offering price of $1.00 per share is the price paid by the selling shareholders, although from your disclosure it does not appear that all of the selling shareholders paid that price. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $1.00. Your explanation should address the fact that the $1.00 per share price was the original price paid by some of the selling shareholders and discuss the fact that this prohibits those selling shareholders from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay the additional filing fee.

COMPANY RESPONSE

We have amended our disclosure to state that the $1.00 share price was the original price paid by some of the selling shareholders and that the selling shareholders are prohibited from making any profits on sales unless and until there is an active trading market.

5.

Please include the dealer prospectus delivery requirements on the outside back cover page of your prospectus. Refer to Item 502(b) of Regulation S-K.

COMPANY RESPONSE

We have included the following disclosure on the outside back cover of the prospectus:

U.S. Securities and Exchange Commission
July 20, 2012

Dealer Prospectus Delivery Obligation

Until (date to be inserted), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Summary, page 1

The Company, page 1

6.     Please disclose in one of the opening paragraphs that you have not generated revenues, your net losses to date, for the most recent audit period and any interim stub, and that your auditor has expressed substantial doubt regarding your ability to continue as a going concern.

COMPANY RESPONSE

We have included the suggested language in our disclosure on the cover page of the prospectus.

7.

Please disclose in the summary your cash on hand and monthly burn rate and that your current capital resources are not adequate to fund your requirements for the eight months subsequent to April 30, 2012. We note in this regard your disclosure in the first risk factor on page 6. Please also disclose your current cash balance as of the most recent practicable date. Revise to update your cash balance on hand with any subsequent amendments. Similarly revise under “Plan of Operation,” at page 15.

COMPANY RESPONSE

We have included a summary of cash on hand as of the most recent practicable date together with our monthly burn rate together with a disclosure that our current capital resources are not adequate to fund our requirements for the remainder of calendar year 2012. We have also inserted this language in our “Plan of Operation”. Specifically, we have provided the following information:

Cash on hand as of July 9, 2012: $ 45,357.25

Monthly Burn:

approximately $3,000.00, comprising the following:

Office Rent

$ 800

Phone:

$ 335

Utilities:

$ 300

U.S. Securities and Exchange Commission
July 20, 2012

Office Supplies:

$ 250

Travel:

$ 1000

Data Services:

$ 150

Risk Factors, page 4

Our independent auditors have expressed substantial doubt about our ability, page 4

8.

Please clarify in this risk factor the specific factors which led your auditor to express substantial doubt regarding your ability to continue as a going concern.

COMPANY RESPONSE

We have amended the risk factor to state that the auditor’s going concern opinion was based entirely upon the Company’s current lack of resources to execute its business plan.

Our officers and directors devote limited time to, page 5

9.

Please revise to quantify the amount of time each officer is expected to contribute to you on a weekly basis and expand this risk factor to describe the risks of conflicts of interest because your officers and directors are involved with other activities and you lack a policy for resolution of such conflicts. We note in this regard your disclosure on page 20.

COMPANY RESPONSE

We have amended our disclosure to state that Daniel de Liege, our CEO, will spend approximately 30 hours per week working on Company business. He will spend approximately 20 hours per week in his role as President of Prelude Pictures. There is not a conflict of interest between the two entities. It is envisioned that the Company may eventually enter into a mutually beneficial distribution relationship with Prelude Pictures.

We have further amended our disclosure to state that Frank Gutta, our CFO, will spend approximately 10 hours per week initially and will expand his time as business dictates. Mr. Gutta is a CPA with an ongoing business and no conflict is envisioned between the Company and Mr Gutta’s current client base.

We do not have inadequate insurance coverage, page 8

10.

The risk factor discussion seems to indicate that you do not have adequate insurance coverage. As such, please revise this risk factor subheading or advise.

U.S. Securities and Exchange Commission
July 20, 2012

COMPANY RESPONSE

This was a typographical error and we have now inserted the word “adequate” in lieu of “inadequate” and otherwise revised our disclosure.

Dilution, page 12

11.

We note your disclosure that some of the shares will be issued upon conversion of certain convertible securities. Please advise as to which of the transactions that you disclose, as recent sales of securities from which the selling shareholders acquired the shares, that you are referring to.

COMPANY RESPONSE

The reference to “convertible securities” was in error and has been deleted.

Management’s Discussion and Analysis, page 15

Plan of Operation, page 15

12.

Please revise this entire section to add specificity about your business plan and the obstacles you face in implementation. In doing so, please add additional detail where possible about costs, milestones, timelines, and any additional financing needed and your plans for obtaining such additional financing. If additional financing is currently not available, please make that clear. Also, if any of the revised disclosure suggests that revisions to the Prospectus Summary and Risk Factors are necessary, please make the appropriate changes.

COMPANY RESPONSE

We have amended our disclosure to, where possible, add specificity to our business plan as requested, including but not limited to the plan to raise additional financing and the need for the same and what financial is currently available to the Company. We have also made conforming revisions to the Prospectus Summary and Risk Factors where appropriate.

13.

Please disclose here whether your principals have made formal or informal arrangements to advance funds to you. If so, disclose the nature of those arrangements.

COMPANY RESPONSE

We have revised our disclosure to state that no formal or informal arrangements currently exist.

U.S. Securities and Exchange Commission
July 20, 2012

14.

Please disclose how you expect to create or acquire motion picture rights to a film.

COMPANY RESPONSE

We have revised our disclosure to include the following:

“Owing to perceived reputation and experience of our management and Board of Directors, we believe that the Company will have access to a variety of sources that provide, among other things, story rights, complete screenplays, and complete projects ready for distribution. These sources include talent agencies that represent writers, directors and producers, law firms that specialize in the representation of writers, directors and producers, unions and guilds including the Screen Actors Guild, the Directors Guild and the Writers Guild of America.

In addition the Company intends to form strategic alliances with various domestic and foreign sales agents. This will allow the Company access to various film markets that take place several times a year. It is part of the Company’s business plan to potentially acquire production and distribution companies that also may have production rights already under their control.

15.

We note your disclosure on page 10 that you expect to make motion pictures with production budgets of $3 to $10 million or more. Please disclose how you anticipate this budget will be allocated for each of the six stages of a film product, which parties are responsible for financing at each stage, and the anticipated sources of funds to the extent you are responsible for financing.

COMPANY RESPONSE

We have revised our disclosure to review in more detail the various stages of film production and the allocation of costs across these stages. Specifically, when discussing the budget of a film, it is generally accepted in the motion picture industry that one is referring to the “negative cost” of the film. That is to say the actual cost of making and delivering the picture. A $5,000,000 motion picture for instance might cost approximately $500,000 to develop; approximately $750,000 to be expended during pre-production; approximately $2,500,000 during principal photography and approximately $1,250,000 during post production. Depending on the production and the film, it may be financed through a combination of State-sponsored incentive programs, production agreements with local production vendors and cash advances raised through a variety of sources including but not limited to pre-sale of territorial rights, bank loans and private investment.

U.S. Securities and Exchange Commission
July 20, 2012

The marketing and distribution of the film is financed separately and is either the responsibility of a third-party contracted distributor or it may be a function of the Company through a variety of sources including but not limited to bank loans and private investment.

It will be the responsibility of management and the Board of Directors to utilize its expertise and experience to determine the best possible financing scenario for each project to be implemented.

16.

We note your summary disclosure captioned “Motion Picture Industry Overview” and “Motion Picture Marketing Plan.” Please revise this section to include detailed disclosure of the independent motion picture industry and disclosure of your specific plans to market, advertise, and promote films that you develop.

COMPANY RESPONSE

We have re-captioned the heading for this section “Independent Motion Picture Industry Overview”. Independent Motion Pictures are differentiated from the typical theatrical production which is made with the backing and support of a major film studio. These major productions are largely financed from inception by the major studios which also retain the bulk of the distribution rights for the film. These films tend to have larger budgets (generally over $10 million). Independent Motion Pictures are often produced initially without the backing of a major studio and are financed using a combination of investor funding, the sale of territorial or distribution channel distribution rights and loans (which are often collateralized by the proceeds of the sale of distribution rights. Independent Motion Picture Producers may often obtain the services of name talent by providing them a percentage ownership participation in the production in lieu of cash salary. Finally, Independent Motion Picture producers often take advantage of government incentive programs (such as those provided by Canada and France) which will provide funding based on the inclusion of local content in the film. Many of these are co-productions with production companies which have been established in the markets providing incentives which facilitate arranging for financing in those markets.

The manner in which Independent Motion Pictures are financed, produced and marketed greatly depends on factors such as genre, budget, star power, location and target market or audience. The Company believes that the management and board of directors have experience in marketing, advertising and promoting films of a significant cross-section of genres.

Essentially, there are three ways that an independent film is financed: 1) private investment; 2) mixture of private investment and domestic and foreign financial incentive programs and 3) pre-sale of certain distribution rights (i.e. foreign territories, video on demand, cable TV, etc.) then using those pre-sale contracts as collateral to secure bank or institutional financing. The financial of a production may include any or all of the above sources of financing. Each film

U.S. Securities and Exchange Commission
July 20, 2012

project is evaluated on its own merits and a decision is made by the producers as to which the financing strategy which is most suitable for the particular film.

Once the financing structure has been determined and implemented, the producer will then commence the process of making the picture. During the production of the film the producers will also start the marketing, promotion and distribution efforts of the film. Each film is treated as an individual project during this phase. The various genres of film are promoted and marketed differently however the process is basically the same. The producers identify the target market; develop relationships with relevant retailers, TV networks, merchandisers and other specific groups and then begin pre-promoting the picture through these groups. Social media and web presence is created and exploited.

Throughout the production process, the producers engage in negotiations with foreign and domestic distributors and sales agents. Depending on the financial requirements of the production, the producers will pre-sell distribution in specific geographic markets and with respect to specific avenues of distribution (such as cable, pay-per-view and the like). The producers will retain certain distribution rights for their own benefit.

Once the film production is complete, it may be exhibited at various film markets throughout the world where it will obtain broad exposure to independent film distributors who might have an interest in purchasing additional distribution rights with respect to the film. At the release date(s) for the film, it will be delivered in final form to the various distributors and sales agents around the globe for exhibition to audiences. At this point a third party collection company tracks the revenues and receipts and collects the sales from the various distributors and sales agents and administers the sales and distribution agreements according to their terms, which generally provide for an allocation of revenues between the parties.

17.

In this regard, please discuss how you will advertise and promote your films once they have been rented or licensed. In particular, explain how you expect to “maintain oversight” over the advertising and promotion of your productions.

COMPANY RESPONSE

The responsibility for advertising and promoting a film once it is placed in the hands of distributors generally rests in the hands of the distributors and is considered a part of their cost of distribution. While the production company may be responsible for the cost of film prints. The production company is rarely responsible for the costs of distribution.

Within the motion picture industry there are several check and balances that are utilized industry-wide to ensure, to the extent possible, that licensed organizations are performing and reporting properly. Third party collection firms are often used to audit and track sales,

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July 20, 2012

distribution agreements that specifically address these issues are put in place. This is rarely undertaken directly by the film production company.

18.

Given that there appear to be significant differences between the business of film production and the business of film distribution, please discuss in detail your business plan with respect to distribution in a separately captioned subsection within your Plan of Operations.

COMPANY RESPONSE

Initially, the Company intends to be almost exclusively a film production company which will seek distribution of its productions through third party distributors. With the passage of time, the Company will consider building a distribution infrastructure to not only distribute its own productions but also films produced by third parties. Given that the film distribution business required significant financial resources, the Company does not intend to enter the film distribution business until is has successfully established itself in the film production business and therefore an investor should not rely on the potential that the Company will enter the film distribution business in the near term, if ever. Notwithstanding, if an opportunity would present itself to acquire an operating film distribution company and such can be accomplished in a manner which is synergistic with the Company’s core film production business, the Company would not rule out pursuing such a business opportunity.

19.

Please clarify whether you intend to limit the films you produce to “faith-based or church promotions” and discuss whether there are any material differences in this target audience compared to the market for independent films as a whole. Please expand your disclosure to clarify what is meant by “faith-based or church promotions” and if this means that the content of the productions are to be faith-based as well. Provide clarifying disclosure under “Motion Picture Marketing Plan,” at page 3, and anywhere else this is discussed.

COMPANY RESPONSE

We have revised our disclosure so that the so-called “faith-based” productions are merely one of a variety of genres which the Company will consider. The Company in no way intends to limit its scope to such productions. “Faith-Based” productions are those which have a message or story line which appeals to a particular evangelical or church-based market. These productions are specifically marketed to this demographic group, often to the exclusion of many traditional film markets. In all other respects, these productions are produced and distributed in the same manner of productions related to other genres.

20.

Please describe in detail here the “target-specific marketing plans” you reference in the fourth paragraph on page 3.

U.S. Securities and Exchange Commission
July 20, 2012

COMPANY RESPONSE

We have revised our disclosure to describe the marketing process in much the same terms as detailed in our response to comment 16, above. Beyond the specifics detailed in such response, each production has its own “target audience”. The target audience for a particular production may be defined by age, sex, socio-economic status, geography, religious or cultural orientation. This is largely determined by the subject matter of the production. There are many marketing organizations within the film industry which specialize in the definition of target markets for a productions and structuring of marketing and sales programs which best reach the specific targeted market. These organizations develop specific marketing and sales programs which enable the distributors to obtain the maximum impact for the amount spent. Many times, this may include joint marketing efforts with other entities or products which are similarly targeting the same market.

21.

Please describe here the efforts referenced in the last sentence of the fourth paragraph on page 3. Disclose which of your management worked on the production of The Passion of the Christ and in what capacities.

COMPANY RESPONSE

We have decided to remove the reference to The Passion of the Christ. Notwithstanding, we have included a reference to Mark Koch and Daniel de Liege (directors of the Company) in their capacities with Prelude Pictures, which has worked closely with the producer of The Passion of the Christ on the marketing of the film to Churches and faith-based organizations.

22.

Please disclose the extent to which you expect to rely on actors, screenwriters, and others who may be represented by various movie industry unions and, if so, discuss how this is expected to affect your business.

COMPANY RESPONSE

We have revised our disclosure to reflect that while the motion picture industry is highly unionized, the Company intends to produce both Union and non-Union pictures. Lower budget films (such as many the Company intends to produce) may be produced on a non-Union basis, which may limit certain distribution channels available for the film. Notwithstanding, there are actors, craft members and distribution companies and exhibitors which will work with non-Union productions. When producing a Union film, the costs of the production are increased significantly and there is always a risk of a labor dispute within the any of the unions and studios involved in the production, which could result in a work stoppage. This is a general risk which affects the entire industry and not the Company specifically. While work stoppages are rare within the film industry, they have occurred.

U.S. Securities and Exchange Commission
July 20, 2012

The Company cannot specifically estimate the direct or indirect cost of any particular work stoppage. We have added a risk factor to address this issue.

23.

Please disclose in a separately captioned section government regulations applicable to the movie production and distribution industries which are expected to materially affect your business.

COMPANY RESPONSE

We have included a section in our disclosure related to governmental regulations applicable to the film production and distribution industries. Other than the necessity to obtain licenses to film in a particular location from the governmental body which has jurisdiction over that location, the Company is not aware of any particular regulations which target the film industry specifically. Many local governmental bodies will also impose fees to film in the location and may also pass on the cost of providing law enforcement production while filming and may impose certain labor laws and time restrictions. Film production companies are subject to the same laws, rules and regulations which affect the conduct of business generally, including but not limited to intellectual property protection and environmental concerns. The Company intends to continue to retain qualified counsel in each jurisdiction where it operates to ensure that it is in compliance with all applicable laws, rules and regulations. Notwithstanding, there is no guaranty that the Company may not, from time to time, inadvertently engage in activities which may violate some law, rule or regulation. A significant part of the Company’s evaluation of locations to film its productions is the legal and regulatory environment with respect to motion picture production in that jurisdiction as some locations are considerably more production-friendly than others. On the positive side, some locations may even provide incentives to produce films in those locations.

Directors and Executive Officers, page 18

24.

For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. Refer to Item 401(e)(1) of Regulation S-K.

COMPANY RESPONSE

We have updated our disclosure with respect to Directors and Executive Officers in accordance with Item 401(e)(1). Specifically, we have provided the following additional details with respect to our directors:

Johan Sturm – More than a decade in the film and animation industry. He has produced and distributed several motion pictures, television programs and internet content.

U.S. Securities and Exchange Commission
July 20, 2012

Ron Logan – More than 4 decades in the film and entertainment industry. Mr. Logan retired as the Executive Vice President of the Walt Disney Company.

Mark Koch – More than 2 decades in the Film industry as Chairman of Prelude Pictures. Prelude Pictures was located at Paramount Pictures lot in the 1990’s and produced such big-budget films as Lost in Space, Black Dog and The Perfect Game.

Daniel de Liege - More than 2 decades in the Film industry as President of Prelude Pictures. Prelude Pictures was located at Paramount Pictures lot in the 1990’s and produced such big-budget films as Lost in Space, Black Dog and The Perfect Game.

Joe McNaney – More than 3 decades in business development and management. As Executive Vice President of Cellmark, Inc., Mr. McNaney has structured significant funding projects and acquisitions.

Certain Relationships and Related Transactions, page 19

25.

Please revise the first paragraph on page 20 to specifically disclose other business activities engaged in by each of your officers and directors which may conflict with you or advise.

COMPANY RESPONSE

We have updated our disclosure to include the following:

Johan Sturm – Chairman Animated Family Films (AFF). AFF is a producer of family friendly animated motion pictures. Although the potential for conflict exists we do not expect to pursue the animated film genre.

Mark Koch – Chairman Prelude Pictures. Prelude is the producer of large budget live action motion pictures. Potentially, a conflict could exist if the Company were to expand its scope into large budget films. At this time, we do not see any significant potential for conflict and believe that any potential conflict is outweighed by the potential contribution Mr. Koch may make to the Company.

Daniel de Liege - President Prelude Pictures. Prelude is the producer of large budget live action motion pictures. Potentially, a conflict could exist if the Company were to expand its scope into large budget films. At this time, we do not see any significant potential for conflict and believe that any potential conflict is outweighed by the potential contribution Mr. Koch may make to the Company.

Ron Logan – Retired and part time professor at University of Central Florida. We do not foresee any potential conflict with Mr. Logan’s other activities.

U.S. Securities and Exchange Commission
July 20, 2012

Joe McNaney – Executive Vice President of Cellmark, Inc., a paper and bio fuel manufacturer. We do not foresee any potential conflict with his other activities.

Fran Gutta – Independent CPA. We do not foresee any potential conflict with his other activities..

Selling Security Holders, page 21

26.

Please disclose in a footnote to the table of selling security holders the natural person(s) who exercise voting power and investment power over the shares of common stock held by AIH, LLC.

COMPANY RESPONSE

We have included a footnote which discloses the beneficial owner of the interest held by AIH, LLC.

27.

Please briefly clarify, perhaps by footnote, which of the recent sales of unregistered securities the selling shareholders received the shares listed in the selling shareholder table.

COMPANY RESPONSE

We have indicated by footnotes on the table of Selling Shareholders the circumstances regarding the sale or issuance of all such shares.

Plan of Distribution, page 24

28.

Please disclose that Daniel de Liege and Mark W. Koch are underwriters or tell us why you believe these two selling security holders are not statutory underwriters.

COMPANY RESPONSE

Under Rule 145(c), Messrs. De Liege and Koch might be considered “statutory underwriters” only if the Company were deemed to be a “shell company”. For the reasons stated in the Company’s response to Comment 3, the Company does not believe that it is a “shell company” and, as a result, Messrs. De Liege and Koch would not be considered “statutory underwriters”. We have included reference to the possibility that they might be considered “underwriters” in the risk factor related to the potential that the Company might be considered a “shell company”.

29.

We note your disclosure that says, “None of the selling shareholder who are affiliates of broker-dealers .. . .”. At page 21, under “Selling Security Holders,” you state that none of the selling security holders are known to be affiliates of broker-dealers. Please revise for consistency and advise.

U.S. Securities and Exchange Commission
July 20, 2012

COMPANY RESPONSE

We have amended our disclosure to delete any reference to any selling shareholder being an affiliate of a broker-dealer and confirm that no selling shareholder is an affiliate of a broker-dealer.

Item 12. Recent Sales of Unregistered Securities, page 29

30.

We note that you completed a private offering on April 30, 2012 in reliance on Rule 506 of Regulation D. Please revise to briefly describe the facts relied on to make the exemption available. Additionally, we are unable to locate any Forms D filed in connection with this offering. Please advise.

COMPANY RESPONSE

We have revised our disclosure to state the specific facts upon which the Company relied upon in connection with the Rule 506 exemption from registration and have filed concurrently herewith a Form D with respect to the offering.

Signatures, page 32

31.

Please revise the second signature block to include the signature of your principal accounting officer or controller. To the extent a signatory is signing in more than one capacity, please indicate each capacity in which he is signing.

COMPANY RESPONSE

We have amended the signature block for Frank Gutta to designate him as “principal accounting officer” and “controller” in addition to his other titles.

Exhibit 5.1

32.

Please remove the information at the bottom of the page that indicates that counsel is admitted to practice in the State of California, but not admitted in Hawaii.

U.S. Securities and Exchange Commission
July 20, 2012

COMPANY RESPONSE

This information has been removed.

Please be further advised that the Company acknowledges the following:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the Company’s counsel, Robert L. B. Diener, at (310) 396-1691.

Sincerely,

ALLIANCE MEDIA GROUP HOLDINGS, INC.

By: /s/ Daniel de Liege

Daniel de Liege

President